EXHIBIT 99.4
                                                                    ------------


                                 FORM 52-109FT2

          CFO CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD


I, Robert Fotheringham, Vice-President, Finance and CFO of Viking Holdings Inc., administrator of Viking Energy Royalty Trust, certify that:


1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 CERTIFICATION OF DISCLOSURE IN ISSUERS' ANNUAL AND INTERIM FILINGS) of Viking Energy Royalty Trust (the issuer), for the interim period ending September 30, 2004.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements, together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.



Date:    November 15, 2004




/s/ Robert Fotheringham
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Robert Fotheringham
Vice President, Finance and CFO